02028252

TIOMIN RESOURCES INC.

SUPPL 82-3430

PRESS RELEASE

TSE: TIO

March 21, 2002

KENYAN LAWSUIT AND INJUCTION DISMISSED

TORONTO, CANADA: Tiomin Resources Inc. is pleased to announce that the lawsuit lodged on February 28, 2001 by three individuals against its wholly owned subsidiary, Tiomin Kenya Limited, has been dismissed today in the High Court - Mombasa. The associated injunction prohibiting Tiomin from doing any fieldwork on the project has also been removed.

Mr. Jean-Charles Potvin, President and CEO of Tiomin Resources Inc. stated "that this is a very important step in the future development of this important project for Kenya. We are pleased with this result and we now look forward to continued success in developing Kwale".

The population of Kwale, and Kenya as a whole, will derive substantial benefits from the development of the mine and Tiomin Kenya Limited is committed to ensuring that these benefits flow to the community in as short a time as possible.

Tiomin anticipates the Government of Kenya will issue the environmental permit for the Kwale project in the near future as the Government has completed the technical review of this, the most comprehensive environmental impact study ever completed in Kenya. Tiomin will now focus on completing the negotiations for a mining lease and other related permits with the Government of Kenya.

The completed Kwale feasibility study indicates that during the first six years of production the Kwale deposit can produce over 300,000 tonnes of sulphatable ilmenite, about 38,000 tonnes of high quality zircon and over 75,000 tonnes of premium rutile per annum, with a total mine life of approximately 13 years.

Rutile and ilmenite are both sources of titanium dioxide, primarily used in the production of pigments for paints, plastics and paper, while zircon is used in the fabrication of ceramic and enamel glazing, refractories and electronic equipment.

Tiomin's long term strategy is to sequentially develop its other two large-scale titanium-bearing mineral sands deposits located in Kenya – Kilifi and Mambrui – following the commercial operation of the Kwale project, ensuring regular future production growth. Extensive mineralization has also been identified on the Vipingo exploration license.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, or Ian MacNeily VP, Finance ext. 232.

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

4/9